Exhibit 21.1

DCR Tech Group Ltd

List of Subsidiaries:

Subsidiary Name	Jurisdiction
DCR Tech Group Ltd	Cayman Islands
DCR Tech Hongkong Limited	Hong Kong
Shuzhi Yunchuang (Beijing) Technology Co., Limited	People's Republic of China
Shuzhi Yunku (Beijing) Technology Co., Ltd.	People's Republic of China
Zhidong Guangxun (Qingdao) Technology Co., Ltd.	People's Republic of China